Filed Pursuant to Rule 433

Registration No. 333-270051

September 10, 2025

PRICING TERM SHEET

Wesbanco, Inc.

9,200,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

7.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B

Term Sheet

Issuer:	Wesbanco, Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 7.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Aggregate Liquidation Amount:	$230,000,000.00 (9,200,000 Depositary Shares)

Expected Securities Ratings:*	Ba2(hyb) by Moody’s Ratings / BBB- by Kroll Bond Rating Agency

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

First Reset Date:	October 1, 2030

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the Reset Date

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Dividend Rate (Non-Cumulative):	From September 10, 2025 to, but excluding October 1, 2030, at a fixed rate of 7.375% per annum, and from, and including, October 1, 2030, during each Reset Period, the five-year treasury rate as of the most recent reset dividend determination date (as defined in the Preliminary Prospectus Supplement) plus 379.5 basis points payable quarterly in arrears

*

An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

Dividend Payment Dates:	Quarterly in arrears on January 1, April 1, July 1, and October 1, commencing on January 1, 2026.

Term:	Perpetual

Trade Date:	September 10, 2025

Settlement Date:	September 17, 2025 (T + 5)

Day Count Convention:	30/360

Optional Redemption:	The Company may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after the First Reset Date, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement dated September 10, 2025, in each case at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Use of Proceeds:	The Company expects to use the net proceeds from this offering to redeem the Company’s outstanding 6.75% Series A Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock and the related depositary shares, and redeem the Company’s outstanding 4.0% Fixed-To-Floating Rate Subordinated Notes due September 30, 2030 and for general corporate purposes, which may include (i) repayment, redemption or refinancing of indebtedness, (ii) capital expenditures, (iii) making contributions to the capital of Wesbanco Bank to support its lending, investing and other financial services activities, (iv) funding of possible acquisitions, (v) working capital, (vi) satisfaction of other obligations of the Company’s and the Company’s subsidiaries and (vii) repurchase of the Company’s outstanding equity securities. Pending any such use, the net proceeds from the sale of the securities may be invested in short-term, investment grade, interest-bearing instruments

Underwriters’ Discount:	$4,915,675, reflecting 8,102,000 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.5000 per depositary share, and 1,098,000 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per depositary share

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$225,084,325

CUSIP/ISIN for the Depositary Shares:	950810887

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC Raymond James & Associates, Inc.

Co-Manager:	D.A. Davidson & Co.

Depositary:	Computershare Inc. and Computershare Trust Company, N.A., acting jointly

Listing:	Application will be made to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “WSBCPB”. If approved for listing, trading of the Depositary Shares on the Nasdaq Global Select Market is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Agency or any other government agency or instrumentality.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of September 10, 2025 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares more than one business day prior to original issuance date will be required, by virtue of the fact that the Depositary Shares will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and these purchasers should consult their own investment advisor.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement dated September 10, 2025 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by e-mailing Keefe, Bruyette & Woods, Inc. at USCapitalMarkets@kbw.com, RBC Capital Markets, LLC at TMGUS@rbccm.com, and Raymond James & Associates at Prospectus@raymondjames.com.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BELNG SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.